Exhibit 99.1

Enlivex Initiates Design and Construction Process for a New cGMP Allocetra Manufacturing Plant

New cGMP manufacturing plant designed to support additional clinical- and initial commercial-scale production of Allocetra

Nes Ziona, Israel, July 12, 2021 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that it has initiated the design and construction process for a new wholly owned manufacturing plant in Israel. Upon completion, this cGMP plant will provide additional manufacturing capacity for AllocetraTM, the Company’s immunotherapy product candidate.

Enlivex intends to use the additional manufacturing capacity to support ongoing clinical trials, future clinical trials and initial commercial production of AllocetraTM that may occur if Enlivex receives applicable regulatory approvals. The planned new facility will initially be approximately 17,000 square feet, and will have the ability to be expanded to approximately 21,500 square feet in the future.

“The planned expansion of our manufacturing capacity represents an important milestone that we expect will position Enlivex at a different level of readiness for larger clinical trials and potential initiation of commercial activities,” said Oren Hershkovitz, Ph.D., Chief Executive Officer of Enlivex. “It will allow us to remain well prepared as we continue to advance AllocetraTM towards regulatory approval in sepsis and COVID-19 and work to leverage its broadly applicable mechanism of action to expand our planned clinical pipeline into solid tumors. We are very pleased with the progress these programs have been making and look forward to the construction of our new facility, which will be a critical component of the infrastructure needed to support their continued advancement.”

ABOUT ALLOCETRATM

AllocetraTM is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, COVID-19 and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, AllocetraTM has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com